Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: October 1, 2015

The following contains an updated version of the investor presentation previously filed, containing additional information regarding the proposed acquisition of Media General, Inc. by Nexstar Broadcasting Group, Inc.

NexstarTM
BROADCASTING GROUP, INC.
MEDIA
GENERAL
A Compelling Combination

Disclaimer
NexstarTM
BROADCASTING GROUP, INC.
Media
General
Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Nexstar Broadcasting Group, Inc. (“Nexstar”) has made for a business combination transaction with Media General, Inc. (“Media General”). In furtherance of this proposal and subject to future developments, Nexstar (and, if a negotiated transaction is agreed, Media General) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Nexstar and/or Media General may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Media General. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.
Certain Information Regarding Participants
Nexstar and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.
Forward-Looking Statements
This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the possibilities that Nexstar will not pursue a transaction with Media General and that Media General will reject a transaction with Nexstar (or otherwise that no transaction will be consummated), the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Nexstar, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.

Compelling Combination
NexstarTM
BROADCASTING GROUP, INC.
Media
General
Creates leading pure-play broadcast operator
Top 2 operator maximizes benefits of increased scale
Increased geographic diversity brings expanded audience reach
Portfolio diversification creates additional opportunities – extensive digital media assets
Financially compelling transaction
~$840 million of broadcast EBITDA1
Pro forma average ‘15/’16 free cash flow, net of divestitures, in excess of $10.50 per share
$75 million in synergies in year one
Superior transaction for MEG shareholders vs. Meredith acquisition
Significant premium vs. Media General standalone and Media General / Meredith
Cash consideration nearly equal to MEG’s current share price
Share in future upside of strong, well-positioned company
No exposure to publishing
Minimal divestitures / leakage
Proven Nexstar management team: Unrivaled broadcast industry experience
Annual dividend
Source: Company filings and Wall Street research.
(1) EBITDA post $75 million of synergies and an estimated $30 million of divestitures.

Proposed Transaction Summary
NexstarTM
BROADCASTING GROUP, INC.
Media
General
Consideration
$14.50 per share in the form of ~72% cash and ~28% in Nexstar stock
$10.50 per share in cash, not reduced for termination fee
Fixed exchange ratio of 0.0898x Nexstar shares per Media General share
~$4.1bn transaction value, including assumption of Media General debt
Premium
30.0% premium to current Media General stock price1
Ownership
Nexstar shareholders to own ~74%
Media General shareholders to own ~26%
Leverage and Capital Structure
Cash consideration and Meredith break-up fee (~$0.50 per Media General share) funded via new loans and bonds
Approximately 5.5x leverage at close2
Synergies
Estimated to be at least $75 million synergies in year one, subject to due diligence confirmation
Approvals & Timing
Shareholder vote required at both companies
FCC approval; required divestitures identified and modest in scale
Anticipated closing by 6/30/16 if deal can be signed in next 2 months
Source: Company filings and Wall Street research.
(1) Represents premium to closing price on September 25th, 2015.
(2) Assumes June 30, 2016 close, includes synergies and divestitures.

Combined Financial Profile
NexstarTM
BROADCASTING GROUP, INC.
Media
General
‘15E / ‘16E Blended Financials
Financial metrics
NexstarTM BROADCASTING GROUP, INC.
Media General
Combined company1
Revenue $974 $1,454 $2,3422
Adjusted EBITDA $344 $453 $8423
Adjusted EBITDA margin 35.3% 31.2% 35.9%
Capex $25 $53 $78
Net debt / Adjusted EBITDA 4.2x4 4.6x4 ~5.5x5
Source: Company filings and Wall Street research.
Note: Dollars in millions.
(1) Includes impact of divestitures.
(2) Assumes the divestiture of revenue of $85 million.
(3) Assumes $75 million of synergies and the divestiture of $30 million of EBITDA.
(4) Net debt as of December 31, 2015.
(5) Net debt as of June 30, 2016 assumed transaction close.

Strong and Complementary Nationwide Coverage
NexstarTM
BROADCASTING GROUP, INC.
Media General
Pro forma: 162 Television Stations in 99 markets reaching ~39% of all U.S. TV HH
Nexstar Markets
Media General Markets
Overlap Markets

Media General Is Highly Complementary
NexstarTM BROADCASTING GROUP, INC.
Media General
Nexstar/Media General combination creates a leading pure-play broadcaster with enhanced scale and geographic diversity to continue competing effectively in a consolidating market
Combined company would have 162 broadcast stations in 99 markets reaching 39% of U.S. households, the second most of any major affiliate group
Positions combined company favorably for 2016 presidential race with significant presence in battleground states, e.g. Ohio, North Carolina, Florida
Increases Nexstar’s broadcast portfolio by two thirds, more than doubles its audience reach, and provides entry into 14 new top-50 designated marketed areas (DMAs)
Increases scale / reach of combined digital operations
Pro forma digital revenue of approximately $285 million
Digital properties of each company already partner in a number of areas
Nexstar management track record of running profitable digital media initiatives
Nexstar highly values Media General’s station and digital management team and sales force which will benefit enormously from the expanded opportunities, resources and greater long-term growth prospects of the combined company
Advertisers to benefit from a more comprehensive, integrated and competitive offering across all markets
Source: Management estimates.

Pure Play with Greater Broadcast Scale
NexstarTM BROADCASTING GROUP, INC.
Media General
NexstarTM BROADCASTING GROUP, INC. / Media General (Post-Divestitures)
Media General / meredith (Post-Divestitures)
Stations 162 82
Markets 99 54
U.S. Households Reach 39% 30% + 900 bps
Total Revenue (‘15E / ’16E) $2,3421 $2,9082
% Publishing (National Media) -- 37.1%
Total EBITDA (’15E / ’16E) $8423 $7804
% Publishing (National Media) -- 17.8%
Total Broadcast Revenue (incl. Digital) (Local Media) $2,3421 $1,8292
Total Broadcast EBITDA (incl. Digital) (Local Media) $8423 $6154 +37%
Synergies $75 in year 1 $60 in year 1
Divestitures $3005 $7006 (60%)
Net % Acquired Broadcast EBITDA 100% 45.7%
Source: Company filings and Wall Street research.
Note: Dollars in millions.
(1) Assumes the divestiture of revenue of $85 million.
(2) Assumes the divestiture of revenue of $180 million.
(3) Includes $75 million of synergies and assumes the divestiture of $30 million of EBITDA.
(4) Represents $453 million and $187 million of EBITDA attributable to Media General and Meredith Broadcasting, respectively, less the divestiture of $70 million of EBITDA attributable to Broadcasting plus assumed $45 million of Broadcast and $72 million in total synergies, net of divestitures.
(5) Assumes $30 million of EBITDA at a 10x multiple.
(6) Assumes $70 million of EBITDA at a 10x multiple.

Nexstar Proposal is Superior To Media General’s
Announced Transaction With Meredith
NexstarTM BROADCASTING GROUP, INC.
Media General
Key Metrics Meredith Transaction Nexstar Proposal
Currency/Price
Issuing 54% of shares at market price
No cash proceeds
30% premium
72% cash: almost equal to current Media General stock price
Valuation Multiple
~54% Publishing EBITDA acquired post-divestitures1
Implied broadcast acquisition multiple of approximately 13x2
No publishing EBITDA
Valuation multiple of ~9.1x consistent with recent pure-play broadcast acquisition multiples
Business Mix
Mix of broadcast and publishing assets
Pure-play broadcast operator
Value
Uncertain near and long-term value
Participation in stronger company with greater upside potential
Divestitures / leakage
~37% of acquired broadcast EBITDA being divested
~7% of acquired broadcast EBITDA to be divested
Management
Media General “handing over keys” to Meredith management
Experienced management team with superior track record of value creation and acquisition integration and expense control
“Owns” transaction execution and success
Dividend
No dividend
Nexstar annual dividend of $0.76/share (~1.7% yield) – record of annual increases
Source: Company filings and Wall Street research.
Note: Dollars in millions. Market data as of September 25, 2015.
(1) Assumes Meredith total EBITDA post divestitures of $256 million and Publishing EBITDA of $139 million.
(2) Assumes $3.1bn transaction value, Publishing value of $904 million ($139 million of Publishing EBITDA valued at 6.5x), Broadcast divestitures of $700 million ($70 million valued at 10x), and $117 million of net acquired Broadcast EBITDA.

Industry-Leading Management Team
Proven Track Record of Delivering Shareholder Value
NexstarTM BROADCASTING GROUP, INC.
Media General
5-Year Stock Price Performance
1,400
1,200
1,000
800
600
400
200
0
NXST
+788.6%
S&P 500
+68.1%
MDP
+39.3%
MEG
+17.7%
09/25/10
09/23/11
09/24/12
09/24/13
09/24/14
09/25/15
Nexstar Broadcasting Group Inc Class A
Media General, Inc.
Meredith Corporation
S&P 500
Source: Company filings and FactSet historical prices.

Market Reaction to Media General / Meredith Transaction
NexstarTM
BROADCASTING GROUP, INC.
Media General
Pre-Annc. (9/4)
Post-Annc. (9/8)
Wall Street Research speculating on Nexstar / Media General (9/14)
Pre-Nexstar Annc. (9/25)
MEG Share Price
+11.7%
(6.0%)
(10.5%) Cum.
Post-Nexstar Speculation
0.0% Cum.
Further speculation regarding Nexstar / Media General (9/18)
$11.72
$11.15
$11.15
$10.48
$9.98
09/04/15
09/08/15
9/14/15
9/18/15
9/25/15
Media General, Inc.
S&P 500
Broadcast Index
Meredith Corporation
“Investors, on the other hand, seem both confused and disappointed. According to our conversations, they feel that Media General should not be re-entering the publishing space, that the price for Meredith is too high, and that the timing is just “strange.” It sounds to us like top holders of Media General (and some of Meredith) are planning to vote this deal down in the hope that another co. comes in to bid (most peg Nexstar). Given the number of meetings we had last week, we haven’t had the chance to dig into this transaction, but we don’t have much confidence it goes through at this point.”
- Wall Street Research, September 14th
“Nexstar has been the focus of some investor discussion about getting involved in the [Media General]-Meredith merger process, as a better potential merger partner for Media
General.”
- Wall Street Research, September 18th
Source: Wall Street research and FactSet.
(1) Broadcast Index includes NXST, TGNA, SBGI and SSP.

Comparative Acquisition Multiples
NexstarTM BROADCASTING GROUP, INC.
Media General
Recent Relevant Precedent Transactions
9.2x
9.1x
8.8x
GANNETT/BELO
SBG/ALLBRITTON COMMUNICATIONS
NexstarTM BROADCASTING, GROUP INC. / Media General
Media General Transactions (1)
12.8x
11.8x
10.6x
9.5x
Media General / lin media
Media General / meredith Consolidated
Media General / meredith Broadcast Only
Media General / meredith Broadcast Only Post Divestitures
Source: Public company filings and Wall Street research.
Note: Multiples represent transaction value / forward blended EBITDA excluding synergies.
(1) Media General / Meredith Broadcast Only assume illustrative 6.5x publishing multiple.

Compelling Combination
NexstarTM BROADCASTING GROUP, INC.
Media General
Nexstar is fully committed and prepared to take necessary steps to complete this transaction
Thoroughly considered potential regulatory issues - prepared to make necessary divestitures
Highly confident in ability to finance cash portion of transaction; will have committed financing in place
20 days to reach signed agreement post engagement by Media General
A pure-play broadcast Nexstar/Media General is a transformative combination that creates value for both companies’ shareholders
Pro forma average ‘15/’16 free cash flow, net of divestitures, in excess of $10.50 per share
Media General’s shareholders will share in future upside of strong, well positioned company
Combination is significantly more compelling than Media General’s announced combination with Meredith
No exposure to publishing
Minimal divestitures / leakage
Proven Nexstar management team: Unrivaled broadcast industry experience
Annual dividend
Compelling Proposal with Substantial Premium, Certain and Immediate Cash Value, and Continued Participation in Ongoing Strategic and Financial Benefits of Combination

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Nexstar Broadcasting Group, Inc. (“Nexstar”) has made for a business combination transaction with Media General, Inc. (“Media General”). In furtherance of this proposal and subject to future developments, Nexstar (and, if a negotiated transaction is agreed, Media General) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Nexstar and/or Media General may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Media General. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Nexstar and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the possibilities that Nexstar will not pursue a transaction with Media General and that Media General will reject a transaction with Nexstar (or otherwise that no transaction will be consummated), the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Nexstar, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.